Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 16, 2020
__________________

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders, or the Meeting, of Magal Security Systems Ltd. to be held at 10:00 am (Israel time) on Monday, November 16, 2020, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel (the telephone number at that address is +972-3-539-1444).

The Company is carefully monitoring the rapidly evolving global response to the coronavirus (COVID-19) pandemic. At present, the Company plans to hold the Meeting in person, but cautions that circumstances surrounding the COVID-19 pandemic may require the Company to convert the Meeting from a physical meeting, to either a hybrid  or a virtual meeting. In such event, the Company will promptly issue a press release and furnish a Form 6-K and any additional  required materials with the Securities and Exchange Commission to notify shareholders with respect to any changes to the time, date, location or format of the Meeting (including the manner in which shareholders may attend, participate in and vote at the virtual or hybrid meeting).

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	to re-elect four (4) directors for terms expiring at our 2021 Annual General Meeting of Shareholders;
2.	to elect one (1) external director for a three (3) year term;
3.	to approve a dividend distribution not to exceed USD 25 million, at the time and in the amount to be directed by the Company’s Board of Directors;
4.	to re-adopt the Company's updated Compensation Policy; and
5.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019, will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on October 20, 2020 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on October 20, 2020, or which appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposals no. 2 and 4.  In order to approve each of these proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is October 20, 2020.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.magalsecurity.com or at our principal executive offices at 17 Altalef Street, Industrial Zone, Yehud, Israel, upon prior notice and during regular working hours (telephone number: +972-3-539-1444) until the date of the Meeting.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Yehud, Israel
October 13, 2020

ii

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5621617, Israel
__________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 16, 2020
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am (Israel time) on Monday, November 16, 2020, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about October 23, 2020.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	to re-elect four (4) directors for terms expiring at our 2021 Annual General Meeting of Shareholders;
2.	to elect one (1) external director for a three (3) year term;
3.	to approve a dividend distribution not to exceed USD 25 million, at the time and amount to be directed by the Company’s Board of Directors;
4.	to re-adopt the Company's updated Compensation Policy; and
5.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2019, will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on October 20, 2020 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

As of October 19, 2020, we had 23,153,985 ordinary shares outstanding.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so at least forty-eight (48) hours prior to the appointed time of the Meeting.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

•
Alternative Voting. At present, the Company plans to proceed to hold the Meeting in person, but cautions that circumstances surrounding the COVID-19 pandemic may require the Company to convert the Meeting from a physical meeting, to either a hybrid meeting or a virtual meeting. In such event, the Company will promptly issue a press release and furnish a Form 6-K and any additional  required materials with the Securities and Exchange Commission to notify shareholders with respect to any changes to the time, date, location or format of the Meeting (including the manner in which shareholders may attend, participate in and vote at the virtual or hybrid Meeting).

Change or Revocation of Proxy

     If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

     If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A Meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened Meeting, the required quorum consists of any two shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposals 2 and 4.  In order to approve each of these proposals, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the “Investors’ Relations” section of our website at www.magalsecurity.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of October 19, 2020 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and

•	all of our executive officers and directors as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of ordinary shares outstanding as of October 19, 2020 and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of October 19, 2020.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 23,153,985 ordinary shares outstanding as of October 19, 2020.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through October 19, 2020 and information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is c/o Magal Security Systems Ltd., P.O. Box 70, Industrial Zone, Yehud 5621617, Israel.

Name	Number of Shares	Percentage
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	20.1%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.5%
Grace & White, Inc. (2).	1,426,582	6.2%
All directors and executive officers as group (12 persons) (3).	190,084	( *)
_____________

* Less than 1%

(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel. FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,855,159 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Based upon a Schedule 13G/A filed with the SEC on February 3, 2020 by Grace & White, Inc. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.  The address of Grace & White, Inc. is 515 Madison Avenue, Suite 1700, New York, NY 10022.

(3)
Consists of (i) 13,750 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 176,334 ordinary shares issuable upon the exercise of currently exercisable options or options that vest within 60 days of October 19, 2020.

The annual compensation earned during 2019 by our five most highly-compensated senior office holders is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 23, 2020, a copy of which is available on our website at www.magalsecurity.com.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

You are being asked to re-elect the following directors: Gillon Beck, Ron Ben-Haim, Jacob Berman and Avraham Bigger.

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of six (6) directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. The term of office of our external directors, Mr. Moshe Tsabari and Ms. Limor Steklov, will expire in October 2020 and August 2022, respectively, as described in Item 2 below.

You are being asked to re-elect our four current directors who are not external directors.  If all of our Board of Directors’ nominees are elected, the foregoing four directors will continue to serve as directors following the Meeting in addition to the external directors as further explained in Item 2 below. Each director who is elected at the Meeting will serve until next year’s annual general meeting of our shareholders and until their successors are elected and qualified. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our external directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the size and special needs of the company.

Biographical information concerning each of the nominees is set forth below:

Gillon Beck (58) has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Magal, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Bet Shemesh Engines Ltd. (TASE:BSEN), Ham-Let (Israel-Canada) Ltd. (TASE:HAML), Rivulis Irrigation Ltd., Inrom Industries Ltd., Oxygen and Argon Works Ltd and Overseas Commerce Ltd., Bird Aerosystems Ltd, and is a director of Inrom Construction Industries Ltd. (TASE:INRM), Orbit Technologies Ltd (TASE:ORBI), Carmel Forge Ltd., Monfort Medical Ltd,  AITECH Ltd,  and Unitronics (1989) (RG) Ltd (TASE:UNIT).  During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE:OVRS), Ormat Technologies Inc. (NYSE:ORA) and Ormat Industries Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, he served as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim (50) has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of  Poliram Plastic Industries Ltd., Oxygen and Argon Works Ltd., Tadir-Gan (Precision Products) 1993, Ltd. (TASE:TDGN), Aitech Rugged Group, Inc., Rivulis Irrigation Ltd., Inrom Industries Ltd., Inrom Construction Industries Ltd. (TASE:INRM), Nirlat Paints Ltd., Alony Ltd., Orbit Technologies, Ltd. (TASE:ORBI), G1 Security Solutions Ltd (TASE:GOSS) and TAT Technologies, Ltd. (TASE, NASDAQ:TATT). Mr. Ben Haim formerly served as a member of the boards of directors of the following public companies: Hadera Paper Ltd., Overseas Commerce, Ltd., Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Raval Acs, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. degree from New York University.

Jacob Berman (72) has served as a director since November 2013.  Since November 2014, Mr. Berman has served as the chairman of the board of directors of Israel Discount Bank of New York and has acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman served as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Avraham Bigger (73) has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as a board member of Migdal insurance, chairman of the board at Recha, board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and president of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE:SAE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE:PZOL) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE:LUMI), First International Bank of Israel Ltd. (TASE:FIBI), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE:STRS), Partner Communications Company Ltd. (TASE, NASDAQ:PTNR), Cellcom Israel Ltd. (TASE, NYSE:CEL), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

We are proposing to adopt the following resolutions:

RESOLVED, to reelect Gillon Beck to serve as a director on the Board of Directors of the Company until the 2021 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Ron Ben-Haim to serve as a director on the Board of Directors of the Company until the 2021 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to reelect Jacob Berman to serve as a director on the Board of Directors of the Company until the 2021 annual meeting of shareholders and until his successor is elected and qualified; and

FURTHER RESOLVED, to reelect Avraham Bigger to serve as a director on the Board of Directors of the Company until the 2021 annual meeting of shareholders and until his successor is elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

II.   RE-ELECT ONE (1) EXTERNAL DIRECTOR FOR A THREE (3) YEAR TERM
(Item 2 on the Proxy Card)

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence.  Under the Israeli Companies Law, an external director serves for a term of three years, which may be extended for additional three-year terms.  Further, an external director can be removed from office only under very limited circumstances.  In addition, under the Israeli Companies Law, all external directors must serve on our Audit Committee and Compensation Committee (including one external director serving as the chair of our Audit Committee and our Compensation Committee), and at least one external director must serve on each committee of our Board of Directors.

As noted above, the current term of office of our external director Mr. Tsabari will expire following this Meeting and the shareholders are being asked to re-elect Mr. Tsabari as an external director. The term of office of our other external director, Ms. Steklov, expires in August 2022 and she is not required to stand for reelection at the Meeting.  Biographical information concerning Mr. Tsabari and Ms. Steklov (who is not standing for re-election at the Meeting) is set forth below.

Mr. Moshe Tsabari (66) has served as an external director since December 2014.  Mr. Tsabari is the owner and serves as the joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005, Mr. Tsabari has served as the owner and director of Osher – Training & Consulting Ltd.  From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel.  In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company.  Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Ms. Limor Steklov (49) has served as an external director since August 2019. Ms. Steklov serves as the CFO of TNT Express Worldwide (Israel) Ltd. Ms. Steklov has extensive experience in business partnering, combining business and financial visions, leading economic and business analytics, leading worldwide/local projects, creating effective and efficient processes, and leading, coaching, motivating and mentoring large finance teams. Ms. Steklov currently serves as a board member of the parent company of FEDEX Israel. Ms. Steklov holds a B.A. degree in economics and accountancy from College of Management – Academic Studies (COMAS) in Rishon LeZion and a M.A. degree in law from Bar-Ilan University.

Our board of directors recommends that Mr. Tsabari be re-elected as an external director at the Meeting for a three year term, and has found that Mr. Tsabari has all necessary qualifications required under the Israeli Companies Law to be considered an “external director” in accordance with the Israeli Companies Law and an “independent director” pursuant to the rules of NASDAQ.

We are proposing to adopt the following resolution:

RESOLVED, that the re-election of Mr. Tsabari to the Board of Directors of the Company to serve as an external director for a three-year term be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to re-elect Mr. Tsabari as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Magal, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

III. APPROVE A DIVIDEND DISTRIBUTION, AT THE TIME AND AMOUNT TO BE
DIRECTED BY THE COMPANY’S BOARD NOT TO EXCEED USD 25 MILLION
(Item 3 on the Proxy Card)

Pursuant to the Company’s Articles of Association, the Company’s shareholders upon the recommendation of the Board of Directors, may declare a dividend to be paid to the Company shareholders according to their rights and interests in the profits and may fix the time for payment. The Company’s Articles of Association further prescribe that the shareholders may not declare a dividend that is larger than the dividend recommended by the Board of Directors, but may declare a smaller dividend.

Pursuant to the Israeli Companies Law, a company that wishes to declare a distribution of dividends and does not have sufficient “profits”, as determined for purposes of Sections 301 et seq. of the Israeli Companies Law, is required to seek the approval of the competent court pursuant to Section 303 of the Israeli Companies Law.

The Company’s Board of Directors had reviewed and discussed a potential dividend distribution of up to $25 million (the “Distribution”).

The Board of Directors carefully reviewed of the proposed Distribution, considered the Company’s financial position, its financing resources, its current and foreseeable obligations, and after taking into account the financial statements and a financial opinion, and such other matters which the Board deemed necessary or appropriate to enable it to properly evaluate and reach an informed decision regarding the advisability of the Distribution, the Board had determined that the implementation of the Distribution by the Company will not prevent the Company from satisfying its existing and foreseeable obligations as they become due, and deems in the best interest of the Company to seek court approval and the approval of the General Meeting to authorize the Board of Directors, subject to the court’s approval under Section 303 to the Israeli Companies Law, to declare a dividend distribution of up to $25 million.

On October 13, 2020, the Company filed a motion with the District Court in Tel Aviv, Israel (the “Court”) seeking approval of the Distribution in accordance with Section 303 of the Companies Law and the Israeli Companies Regulations (Approval of Distribution), 5761–2001.

We are proposing to adopt the following resolution:

RESOLVED, that the authorization of the Board of Directors, subject to the receipt of the Court’s approval under Section 303 to the Israeli Companies Law, to declare a dividend distribution of up to $25 million at a time to be set by the Board be, and it hereby is, approved.

IV. READOPTION THE COMPANY'S UPDATED COMPENSATION POLICY
(Item 4 on the Proxy Card)

Pursuant to the Israeli Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Magal, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law. The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Israeli Companies Law.

In 2013, in accordance with such Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our executives and directors, which addressed the items prescribed by the Israeli Companies Law, and our Board of Directors and shareholders subsequently approved the policy.

In accordance with the Israeli law requirement, in 2016 and thereafter in 2019 our Compensation Committee and subsequently our Board of Directors and shareholders reviewed, updated and approved the compensation policy.

In accordance with Israeli law requirement above, our Compensation Committee reviewed, updated and readopted the written compensation policy for our executives and directors (referred to under the Israeli Companies Law as office holders).  A copy of the proposed updated Compensation Policy for Office Holders is attached as Exhibit A to the Proxy Statement which is marked to show changes from the Policy approved by the shareholders in 2019 (the “Updated Compensation Policy”). Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

We are proposing to adopt the following resolution:

RESOLVED, to readopt the Company’s Updated Compensation Policy for Office Holders in the form attached as Exhibit A hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to readopt the Compensation Policy for Office Holders.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the re-adoption of the Compensation Policy for Office Holders, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the re-adoption of the Compensation Policy for Office Holders.

V. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

We first appointed Kost Levy & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2020 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2019, we paid Kost Forer Gabbay & Kasierer $265,000 for audit services, $40,000 for tax-related services and $4,000 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with the due diligence examination of potential acquisitions and the rights offering that we conducted during the year).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2020 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

           The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

VI. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2019 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2019, including the auditor’s report and consolidated financial statements for the year ended December 31, 2019, which was filed with the SEC on April 23, 2020, is available on our website at www.magalsecurity.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

VII. OTHER MATTERS

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2021 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to 17 Altalef Street, Industrial Zone, Yehud 5621617, Israel, Attn: V.P. General Counsel and Secretary, and must otherwise comply with the requirements of the Israeli Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than August 18, 2021; provided that if the date of the 2021 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2021 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2021 will include (1) the election or re-election of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2021 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2021 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Dated: October 20, 2020

EXHIBIT A

MAGAL SECURITY SYSTEMS LTD.
("MAGAL" OR THE "COMPANY")
AMENDED COMPENSATION POLICY OF OFFICE HOLDERS

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the "Companies Law"), a public company, such as Magal, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment of the Office Holders1 of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, as well as any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations (that are detailed below) also the adjustment of the terms of employment to the Policy, as well as the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company.

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives Office Holders (the CEO, VPs, and all other managers directly reporting to the CEO shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance.

We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

Compensation should serve to encourage Senior Executives to remain with the Company.

The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

1 The meaning of the term “Office Holder” is as defined in the Companies Law.

Compensation should be reasonable for our business, our locations and our long-term, multi-year approach to achieving sustainable growth.

We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.

 We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

The Policy is intended to determine the appropriate balance between the fixed compensation (annual base salary and Additional Benefits2) and variable compensation (annual performance-based cash incentive compensation (cash bonus) and long-term stock incentive compensation). Such allocation shall be based on the principles set forth in this Policy.

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the Company, the global scope of its business (having world-wide substantial subsidiaries), the complexity of the Company’s business and the fact that the Company's shares are traded in Nasdaq; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

As of the date of approval of this policy, the current ratio between the total compensation of the Company's Senior Executive and the average and median compensation of all of other Company’s employees, are as set forth below:

Executive Level	Average	Median
Active Chairman	0.8	0.9
CEO	11.1	13.0
Other Senior Executives	4.2	4.9

2 "Aadditional Benefits" shell include, inter alia, social benefits as prescribed by law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, gifts on public holidays, etc.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions.

Immaterial change in Senior Executives compensation

A change of up to 10% in the total compensation of any Senior Executive (other than the CEO) shall be deemed immaterial and shall not require the approval of the Compensation Committee and Board (if applicable), to the extent it was approved by the Company's CEO and all the following conditions are met: (1) a non-material change in the terms of employment of an Office holder as stated in section 272(c) of the Companies Law, within a limit of up to 10% per year, relative to the year before, of the Officer's terms,; and (2) the terms of employment conform to this Company's Compensation Policy.

A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors.

Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives may consist of (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) long-term equity-based (shares) compensation, and (iv) other executive benefits.

In addition, the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee, may change the amount of the Senior Executives cash bonus (increase or decrease), which changes may not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate).  However, with respect to the CEO such changes to the cash bonus (including any other bonus granted to the CEO) shall not exceed, with respect to any calendar year, three (3) monthly base salaries.

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base salary is designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised.

The maximum annual fixed compensation (annual base salary and Additional Benefits) for an Office Holder shall be as follows:

Active Chairman: Up to NIS 270,000.

CEO: Up to NIS 1,560,000 for a full time position.

Other Senior Executives: Up to NIS ~~960,000~~ 1,000,000 for a full time position.

In order to ensure alignment of all components of the total Compensation, the appropriate ratio between the fixed compensation of Senior Executive and their Variable Compensation, in terms of full time position for a given year, are as detailed below:

Executive Level	Variable Compensation[3]
	Annual Performance-Based Incentive Cash Compensation	Long-Term Equity Based Incentive Compensation
CEO	Up to 75%	Up to 100%
Other Executives	Up to 50%	Up to 60%

    Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie Senior Executive's compensation to the Company's performance and to encourage Senior Executive's to remain with the Company.

The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds. Such thresholds may be measurable financial or personal thresholds, as shall be determined for each applicable Senior Executive by the CEO and the Compensation Committee and the Board as applicable pursuant to this Policy, and subject to the approvals required under the Companies Law.

As of the date of approval of this policy, the Compensation Committee or the Board has determined that with respect to measurable financial criteria, the minimum threshold for payment of a Bonus will be achieving 85% of the applicable target and the maximum threshold will be 115% of the applicable target (the Compensation Committee and the Board may change the abovementioned percentages from time to time). If the minimum threshold is not met, or if the Company failed to achieve positive Net Profit for the respective year, than no Bonus will be earned. If the maximum threshold is exceeded only the applicable maximum Bonus will be paid and no additional amounts will be deemed earned. The sums payable as Bonus will be adjusted between a minimum Bonus and maximum Bonus to reflect the ratio between the target and the actual results of the company as further detailed below.

The criteria for measurement of personal criteria shall be determined individually when such personal criteria are set. A list of personal criteria is attached as Exhibit I hereto

The calculation of financial component of the Bonus shall be made once a year and shall be based on Selected Financial Parameters from the Consolidated Audited Financial Statements of the Company (the “SFP” and "FS" respectively) for the applicable year and shall be determined individually. These SFP may include, inter alia, objectives relating to the annual income, annual profit (net profit, pretax profit), operation profit, order booking, revenue, and/or disposal of assets, financing, re-financing and fundraising.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company by deducting such Balance from the first amounts payable to such Senior Executive as Bonus immediately after the completion of such restatement. To the extent that no Bonus will be payable to such Senior Executive in that year than the Balance shall be deducted from the Bonus payable in the next year.  Notwithstanding the above, if (i) the employment relationships with the Company terminates before the Balance is fully repaid to the Company, than the Balance shall be deducted from all amounts due and payable to such Senior Executive in connection with such termination (subject to the limitations of any applicable law); and (ii) the Balance is not repaid in full to the Company during the two consecutive years following the restatement, the Senior Executive shall repay the Balance, or the unpaid portion thereof (as applicable) pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee.

3 The variable rate of the Annual Performance-Based Incentive Cash Compensation and Long-Term Equity Based Incentive Compensation are relative to the total fixed compensation which constitutes of 100% of the annual salary cost (i.e., 12 salaries).

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment and (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full together with first salary that will be paid following the approval by the Board of the FS of such applicable year.

Notwithstanding the above, in the event of termination of employment following a "Cause",4 such Senior Executive shall not be entitled to any payments in accordance with his/her bonus program which has not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The Bonus shall be based on the Company meeting SFP as determined in the Company's budget approved by the Board of Directors for such applicable year.

If the Company's SFP as determined in the FS for such applicable year shall be equal to 85%-115% of the target then the Bonus shall be prorated between two (2) to nine (9) monthly base salaries.

Other Senior Executives: The Bonus shall be based on the Company meeting SFP as determined in the Company's budget approved by the Board of Directors for such applicable year if the Company's SFP as determined in the FS for such applicable year shall be equal to 85%-115% of the target then the Bonus shall be prorated between two (2) to six (6) monthly base salaries.

Extra-Ordinary Achievement Based Cash Compensation

We believe that Senior Executives may be also rewarded for extra-ordinary achievements. Such achievements may, for example, be related to any one of the qualitative goals set forth in Exhibit I hereto. An Extra-Ordinary Achievement Based Cash Compensation may be awarded to a Senior Executive at any time, but no more than once every calendar year. With respect to Senior Executives (other than the CEO) in addition to an Extra-Ordinary Achievement Based Cash Compensation that may be deemed immaterial and shall require the approval of the CEO only, the Compensation Committee and the Board of Directors may approve up to two (2) monthly base salaries. With respect to the Company's CEO an Extra-Ordinary Achievement Based Cash Compensation of up to three (3) monthly base salaries shall require the approval of both the Compensation Committee and the Board of Directors.  Such Extra-Ordinary Achievement Based Cash Compensation (including any other bonus granted to the CEO) shall not exceed, with respect to any calendar year, three (3) monthly base salaries.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

4 "Cause" means the following: termination due to: (i) an Senior Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by a Senior  Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) a Senior Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliberate failure by the Senior Executive to perform the executive's duties in any material respect, provided that the Senior Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) a Senior Executive's willful misconduct with regards to the Company that could have a material adverse effect on the Company.

Long-Term Equity Based Incentive Compensation

We believe that equity based incentives tied to share ownership by Senior Executives are important component of total compensation. We use grants of options to purchase our Ordinary Shares, n.v. NIS 1 each, as part of the Company’s overall incentive compensation to align the interests of Senior Executives with those of the Company’s shareholders.

We shall issue each Senior Executive options to purchase our shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time ("ITO"). The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest in three installments over three years period and the exercise price thereof shall be determined by the Compensation Committee but in any event shall not be lower than the closing price of the Company's shares on NASDAQ for the last trading day prior to the allotment date.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options shall be proportionally reduced and adjusted in the event of payment of cash dividend.

Subject to the approval of the Israeli Tax authorities, the exercise of the options may be made by cashless mechanism.

The total amount of Equity Based Incentive compensation shall be limited as set forth below5:

CEO: shall not exceed twelve (12) monthly base salaries or their equivalent thereof, at the time they are provided.

Other Senior Executives: shall not exceed seven point two (7.2) monthly base salaries or their equivalent thereof, at the time they are provided.

Other Executive Benefits

Each Senior Executive shall be entitled to receive from the Company an executive level car for work and personal use, including all costs and grossing up of the tax value. The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies) of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone, a laptop computer and a business daily newspaper. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each Senior Executive is entitled to receive between 18-26 paid vacation days for each 12 months of employment. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

[5]	The total amount of Equity Based Incentive compensation will be calculated using the same methodology used in the financial statements of the Company.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the maximum amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA). All the payments and allowances will be calculated with respect to the entire base Salary.

The Company and the Senior Executive shall open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("KEREN HISHTALMUT") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the entire base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

Other directors shall be entitled to receive Directors' fees that are equal to the fees payable to External Directors pursuant to the Companies Law and the regulations promulgated pursuant thereto. Such fees shall be composed of annual fees and per meeting fees.

Executive Chairman of the Board

The Executive Chairman of the Board has increased duties in the activities of the Company and therefore may receive compensation for such efforts in addition to the Director’s fees. Such additional compensation may be composed of annual base cash compensation and performance-based cash incentive compensation. When considering the Executive Chairman’s additional compensation, the Committee and the Board will review benchmarking data with respect to the compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board will review the relevant Compensation Consideration. The Committee and the Board may also consider previous and existing compensation of Executive Chairman of the Company.

D&O Insurance; Indemnification and Exculpation

All Directors and Senior Executives (including officers who are related to the controlling shareholder) will be covered by D&O liability insurance ("D&O Insurance") as detailed below:

The limit of liability provided by a D&O Insurance will be USD 40,000,000 million in the aggregate for the policy period for all loss. The total annual premium that the Company shall not exceed a total of USD 300,000 unless otherwise approved by the relevant organs of the Company.

The D&O Insurance will be approved by the Company's Compensation Committee, without the approval of the shareholders, provided that the D&O Insurance is under the scope of this Policy, on market terms and shall not have a materially impact on the Company's profitability, assets or liabilities.

The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may indemnify its Directors and Senior Executives for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall not be greater than 25% of the Company's shareholders equity on the date of payment of the indemnification amount.

Furthermore, the Company may exempt its Directors and Senior Executives (including officers who are related to the controlling shareholder) from the duty of care to the maximum extent permitted by the Companies Law.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives shall be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to three monthly base salaries per year and up to a maximum of 12 monthly base salaries in the aggregate.

Other Senior Executives: up to 1.5 monthly base salaries per year and up to a maximum of six (6) monthly base salaries in the aggregate.

Exhibit I

Qualitative Goals

◾	Implementation or completion of specified projects or processes;
◾	Customer satisfaction;
◾	Productivity;
◾	The formation of joint ventures;
◾	Research or development collaborations, or the Completion of other transactions;
◾	Market share;
◾	Completion of acquisitions of assets;
◾	Acquisitions of businesses or companies;
◾	Completion of divestitures and asset sale;
◾	Greater geographic and product diversification;
◾	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
◾	Defending pending litigation matters and protecting the Company’s intellectual property;
◾	Launching research and development initiatives
◾	Effectively representing the Company in various Legislative and regulatory matters
◾	Expansion of customer and strategic partner base;
◾	Production performance including buoy deployments, quality and safety;
◾	Creation and advancement of technology;
◾	Development and management of the employee base;
◾	Maintenance of worldwide regulatory compliance;
◾	Improving technical achievements;
◾	Adherence to ethical standards;
◾	New orders;
◾	New customers;